Exhibit 99.1

Genenta Science S.p.A.

Consolidated Statements of Operations and Comprehensive Loss

	Six Months Ended June 30,
	2023	2022
	(Unaudited)
Operating expenses
Research and development	€3,921,802	€1,640,579
General and administrative	2,878,373	2,513,558
Total operating expenses	6,800,175	4,154,137

Loss from operations	(6,800,175)	(4,154,137)

Other income (expense)
Other income	114,992	215,486
Finance income (expense)	77,999	-
Unrealized exchange rate gain (loss)	(152,041)	1,826,330
Total other income (expense)	40,950	2,041,816

Loss before income taxes	(6,759,225)	(2,112,321)
Income taxes benefit (expenses)	-	-
Net loss	(6,759,225)	(2,112,321)

Net loss and comprehensive loss	€(6,759,225)	€(2,112,321)

Loss per share:
Loss	€(6,759,225)	€(2,112,321)
Loss per share – basic	€(0.37)	€(0.12)
Weighted average number of shares outstanding – basic	18,216,858	18,216,858

The accompanying notes are an integral part of these consolidated financial statements.

Genenta Science S.p.A.

Consolidated Balance Sheets

	At June 30,	At December 31,
	2023	2022
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	€12,213,260	€29,794,856
Marketable securities	9,998,547	-
Prepaid expenses and other current assets	2,304,233	1,926,512
Total current assets	24,516,040	31,721,368

Non-current assets
Fixed assets, net	€102,933	€111,639
Other non-current assets	2,103,732	1,601,503
Other non-current assets - related party	3,350	3,350
Total non-current assets	2,210,015	1,716,492
Total assets	€26,726,055	€33,437,860

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	€349,274	€1,042,054
Accounts payable - related party	130,220	151,988
Accrued expenses	448,365	202,389
Accrued expenses - related party	632,381	489,207
Other current liabilities	211,272	297,875
Total current liabilities	1,771,512	2,183,513

Non-current liabilities
Other non current liabilities	21,004	27,218
Retirement benefit obligation	129,449	88,963
Total long-term liabilities	150,453	116,181

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares, no par value, 59,700,000 shares authorized and 18,216,858 shares issued and outstanding	67,019,158	66,603,725
Accumulated deficit	(42,215,068)	(35,465,559)
Total shareholders’ equity	24,804,090	31,138,166
Total liabilities and shareholders’ equity	€26,726,055	€33,437,860

The accompanying notes are an integral part of these consolidated financial statements.

Genenta Science S.p.A.

Consolidated Statements of Changes in Shareholders’ Equity

	Common shares outstanding	Common stock, no par value	Accumulated deficit	Total
Balance at December 31, 2021	18,216,858	€65,880,990	€(27,019,807)	€38,861,183
Share-based compensation	-	240,043	-	240,043
Net loss	-	-	(2,112,321)	(2,112,321)
Balance at June 30, 2022 (Unaudited)	18,216,858	€66,121,033	€(29,132,128)	€36,988,905
Share-based compensation	-	482,692	-	482,692
Cumulative translation adjustment	-	-	32,011	32,011
Net loss	-	-	(6,365,442)	(6,365,442)
Balance at December 31, 2022	18,216,858	€66,603,725	€(35,465,559)	€31,138,166
Share-based compensation	-	415,433	-	415,433
Cumulative translation adjustment	-	-	9,716	9,716
Net loss	-	-	(6,759,225)	(6,759,225)
Balance at June 30, 2023 (Unaudited)	18,216,858	€67,019,158	€(42,215,068)	€24,804,090

The accompanying notes are an integral part of these consolidated financial statements.

Genenta Science S.p.A.

Consolidated Statements of Cash Flows

	Six Months Ended June 30,
	2023	2022
	(in Euros)
Cash flows from operating activities
Net loss	€(6,759,225)	€(2,112,321)
Adjustments to reconcile net loss to net cash used in operating activities:
Cumulative translation adjustment	9,716	-
Depreciation expense	21,143	2,813
Retirement benefit obligation	40,486	24,574
Share-based compensation	415,433	240,043
Gain on purchase of marketable securities	(9,517)	-
Changes in operating assets and liabilities
Prepaid expenses and other current assets	(377,721)	(1,218,085)
Other non-current assets	(502,229)	443,114
Accounts payable	(692,780)	83,092
Accounts payable - related party	(21,768)	252,607
Accrued expenses	245,976	(329,451)
Accrued expenses - related party	143,174	40,218
Other current liabilities	(86,603)	7,203
Other non-current liabilities	(6,214)	-
Net cash used in operating activities	(7,580,129)	(2,566,193)
Cash flows from investing activities
Purchase of marketable securities	(9,989,030)	-
Purchases of fixed assets	(12,437)	(2,813)
Net cash used in investing activities	(10,001,467)	(2,813)
Cash flows from financing activities
Financing activities	-	-
Net cash provided by financing activities	-	-
Net increase (decrease) in cash and cash equivalents	(17,581,596)	(2,569,006)
Cash and cash equivalents at beginning of period	29,794,856	37,240,162
Cash and cash equivalents at end of period	€12,213,260	€34,671,156

The accompanying notes are an integral part of these consolidated financial statements.

Genenta Science S.p.A.

Notes to the Consolidated Financial Statements

1. Nature of business and history

Genenta Science S.p.A. (the “Company” or “Genenta” - formerly Genenta Science S.r.l., a “società a responsabilità limitata” or “S.r.l,” which is similar to a limited liability company in the United States) converted to an Italian joint stock company (a “società per azioni” or “S.p.A.”) in June 2021, which is similar to a C corporation in the United States. The Company was founded in Milan, Italy by San Raffaele Hospital (“OSR”), Pierluigi Paracchi, Luigi Naldini and Bernhard Gentner, and was incorporated in July 2014. On May 20, 2021, the quotaholders (owners of the Company) resolved that the Company convert from an S.r.l. to an S.p.A., determined that the outstanding quota be converted to 15 million ordinary shares at no par value and adopted new Bylaws. The registered office remained located in Milan, Italy. The Company’s reporting currency is Euros (“EUR” or “€”).

In May 2021, the Company formed a wholly owned Delaware incorporated subsidiary, Genenta Science, Inc., intended for future operations in the United States (“US Subsidiary”). The US Subsidiary operates in US Dollars (“USD” or “$”).

On December 17, 2021, the Company completed an initial public offering (“IPO”) of its shares. The shares began trading on the Nasdaq Stock Capital Market (“Nasdaq”) on December 15, 2021.Through the IPO, 3,120,114 new ordinary shares with no par value were issued. 720,114 ordinary shares were subscribed by the Company’s existing shareholders through a reserved offering, while 2,400,000 American Depository Shares (“ADSs”), each representing one of the Company’s ordinary shares, were offered to the public and listed on Nasdaq. Subsequently, on December 27, 2021, the Company’s underwriter exercised a portion of its “green shoe” allotment for an additional 96,744 ADSs. The total number of shares outstanding resulting at December 31, 2021 was 18,216,858. Through the IPO, approximately €29 million was raised, net of listing costs (approximately €3.9 million). There were no additional ordinary shares issued from December 31, 2021 to June 30, 2023.

On May 12, 2023, the Company filed with the Securities and Exchange Commission (the “SEC”) a shelf registration statement (the “Shelf Registration Statement”) that was subsequently declared effective on May 24, 2023. It permits the Company to sell from time-to-time ordinary shares, including ordinary shares represented by ADSs, or rights to subscribe for ordinary shares or ordinary shares represented by ADSs in one or more offerings in amounts, at prices and on the terms that the Company will determine at the time of offering for aggregate gross sale proceeds of up to $100.0 million. The Company may offer and sell up to $30.0 million ordinary shares in the form of ADSs from time to time pursuant to a Controlled Equity OfferingSM Sales Agreement, dated May 12, 2023 (the “Sales Agreement”), between the Company and Cantor Fitzgerald & Co. (“Cantor”), as agent, subject to the terms and conditions described in the Sales Agreement and SEC rules and regulations (the “ATM Offering”).

Genenta is an early-stage company developing first-in-class cell and gene therapies to address unmet medical needs in cancerous solid tumors. The Company is initially developing its clinical leading product, Temferon™, to treat glioblastoma multiforme (“GBM”), a solid tumor affecting the brain. The Company intends to continue its clinical trials in Europe and eventually start a clinical trial in the United States to study Temferon™ in other cancers. In June 2023, the Company’s Board of Directors (the “Board”) selected Renal Cell Cancer (“RCC”) as the second solid tumor indication for Temferon. The Company is developing a clinical plan for RCC.

The Company is subject to risks and uncertainties common to early-stage clinical companies in the life-science and biotechnology industries, including but not limited to, risks associated with completing preclinical studies and clinical trials, receiving regulatory approvals for product candidates, development by competitors of new competing products, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. The clinical product candidates currently under development will require significant additional research and development efforts, including regulatory approval and clinical testing prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities in Italy, Europe and the United States. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize revenue from product sales and profit from operations.

Liquidity and risks

The Company has incurred losses since its inception, including a net loss of €6.8 million and €2.1 million for the six months ended June 30, 2023, and June 30, 2022, respectively. In addition, at June 30, 2023, the Company had an accumulated deficit of €42.2 million. The Company has primarily funded these losses through the proceeds from sales of convertible debt and equity quotas, prior to the Company’s conversion into an S.p.A., and then through the proceeds from its IPO. Although the Company has incurred recurring losses and expects to continue to incur losses for the foreseeable future, the Company expects that its existing cash and cash equivalents on hand of €12.2 million, together with the other short term marketable securities of €10.0 million as of June 30, 2023, will be sufficient to fund current planned operations and capital expenditure requirements for at least the next twelve months from the filing date of these consolidated financial statements. However, the future viability of the Company is dependent on its ability to raise additional capital to finance its operations. The Company’s inability to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies. There can be no assurance that the current operating plan will be achieved or that additional funding will be available on terms acceptable to the Company, or at all.

The Company has evaluated whether there are conditions and events considered in the aggregate that raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s business model, typical of biotechnology and life science companies developing new therapeutic products that have not reached a balanced income and financial position, features negative cash flows. This is because, at this stage, costs must be borne in relation to services and personnel, directly connected to research and development, and clinical activities, and return for these activities is not certain and, in any case, it is expected in future years. Based on the accounting policies adopted, requiring full recognition of research and development, and clinical costs in the statement of operations and comprehensive loss in the year they are incurred, the Company has reported a loss since its inception, and expects to continue to incur significant research and development, and clinical costs in the foreseeable future. There is no certainty that the Company will become profitable in the future.

The Company’s ability to raise additional capital may be adversely impacted by the potential worsening of global economic and political conditions and volatility in the credit and financial markets in the United States and worldwide. This could be exacerbated by, among other factors, the lingering effects of the COVID-19 pandemic and its ongoing variants and/or the war between Russia and Ukraine. The Company’s failure to raise capital as and when needed or on acceptable terms would have a negative impact on the Company’s financial condition and its ability to pursue its business strategy, and the Company may have to delay, reduce the scope of, suspend or eliminate one or more of its research-stage programs, clinical trials, or future commercialization efforts.

As stated, the Company will require additional capital to meet its long-term operating requirements. It expects to raise additional capital through, among other things, the sale of equity or debt securities, which may include sales of ADSs pursuant to the ATM Offering. If adequate funds are not available in the future, the Company may be forced to delay, reorganize, or cancel research and development and/or clinical programs, or to enter into financing, licensing or collaboration agreements with unfavorable conditions or waive rights to certain products which otherwise it would not have waived, resulting in negative effects on the activity and on the economic, patrimonial and /or financial situation of the Company.

Quantitative and qualitative disclosure about market risk

The Company is exposed to market risks in the ordinary course of its business. Market risk represents the risk of loss that may impact the Company’s financial position due to adverse changes in financial market prices and rates. The Company’s current investment policy is conservative due to the need to support operations. The Company invests available cash in bank time deposits with reputable banks that have a credit rating of at least “A” and Italian and United States government treasury notes and bonds with short term maturity. A minority of the Company’s cash and cash equivalents is held in deposits that bear a small amount of interest. The Company’s market risk exposure is primarily a result of foreign currency exchange rates, which is discussed in detail in the following paragraph.

The Company is an early-stage cell and gene therapy company commercializing technology licensed from OSR. The Company intends to continue to conduct its operations so that neither it nor its subsidiary is required to register as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder (the “‘40 Act”). To ensure that the Company does not become subject to regulation under the ‘40 Act, the Company may be limited in the type of assets that it may own or acquire. If the Company were to become inadvertently subject to the ‘40 Act, any violation of the ‘40 Act could subject the Company to material adverse consequences.

Foreign currency exchange risk

The Company’s results of operations and cash flow may be subject to fluctuations due to changes in foreign currency exchange rates. The Company’s liquid assets and expenses are denominated in EUR and USD. (At June 30, 2023, the Company maintained €12.2 million in cash and cash equivalents and €10.0 million in marketable securities. Changes in the USD/EUR exchange rate could increase/decrease the Company’s operating expenses, especially as more costs are incurred in the United States or, as USD are exchanged for EUR to cover European operating costs. As the Company continues to grow its business, the Company’s results of operations and cash flows might be subject to significant fluctuations due to changes in foreign currency exchange rates, which could adversely impact the Company’s results of operations.

Currently, the Company has recorded an unrealized net loss from exchange rate of approximately €0.2 million. The Company does not currently hedge its foreign currency exchange risk. In the future, the Company may enter formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of its principal operating currencies. These measures, however, may not adequately protect the Company from the material adverse effects of such fluctuations.

2. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of the Company are unaudited and have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial reporting and in accordance with Regulation S-X, Rule 10-01 promulgated by the Securities and Exchange Commission (“SEC”). Accordingly, the financial statements may not include all the information and footnotes required by U.S. GAAP for complete financial statements. Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification, or ASC, and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).

The accompanying unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company’s Annual Report on Form 20-F filed with the SEC on April 21, 2023. The balance sheet as of December 31, 2022 was derived from audited consolidated financial statements included in the Company’s Annual Report but does not include all disclosures required by U.S. GAAP.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted from these interim financial statements. However, these interim financial statements include all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of the Company’s management, necessary to fairly state the results of the interim period. The interim results are not necessarily indicative of results to be expected for the full year.

A summary of the significant accounting policies applied in the preparation of these consolidated financial statements is presented below, only for the categories and headings now applicable and that might be applicable in the future based on the Company’s business. These policies have been consistently applied, unless otherwise stated.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts reported in the financial statements and the disclosures made in the accompanying notes. Estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the accrual for research and development and clinical expenses and related milestone payments, share-based compensation expense, valuation of research and development tax credits, the valuation of equity and the recoverability of the Company’s net deferred tax assets and related valuation allowance. Estimates are periodically reviewed considering changes in circumstances, facts, and experience. Actual results may differ from these estimates under different assumptions or conditions. Changes in estimates are recorded in the period in which they become known. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with original maturities of 90 days or less at acquisition to be cash equivalents, which amounts may at times exceed federally insured limits. The Company has not experienced any losses on such accounts and does not believe it is exposed to any significant credit risk. In the consolidated cash flow statements, cash and cash equivalents include cash on hand. In the consolidated balance sheets, bank overdrafts, if any, are shown in current liabilities. Cash and cash equivalents are detailed as follows:

	At June 30,	At December 31,
	2023	2022
(in Euros)	(Unaudited)
Cash in bank	€12,209,242	€29,790,838
Cash in hand & prepaid cards	4,018	4,018
Total	€12,213,260	€29,794,856

Net loss and comprehensive loss

Comprehensive loss is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. ASC 220 Comprehensive Income requires that an entity records all components of comprehensive (loss) income, net of their related tax effects, in its financial statements in the period in which they are recognized. For the six months ended June 30, 2023, and June 30, 2022, the comprehensive loss was equal to net loss.

Net loss per share

Net loss per share (“EPS”) is computed in accordance with U.S. GAAP. Basic EPS is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period. Diluted EPS reflects potential dilution and is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period increased by the number of additional ordinary shares that would have been outstanding if all potential ordinary shares had been issued and were dilutive.

The EPS calculation was applied at the Company conversion to S.p.A. in June 2021. The Company’s shareholders authorized 59.7 million ordinary shares. The Company has 18,216,858 ordinary shares issued and outstanding at June 30, 2023, which has not changed since the IPO, with 2.7 million ordinary shares reserved for the Company’s Equity Incentive Plan 2021–2035.

At June 30, 2023 and June 30, 2022, the Company had options on 318,459 and 147,783 ordinary shares outstanding, respectively, and 23,502 ordinary share equivalents, in the form of underwriters’ ordinary share warrants.

Diluted EPS was not relevant at June 30, 2023 and June 30, 2022, as the effect of ordinary share equivalents, in the form of 23,502 underwriters’ ordinary share warrants, and options on 318,459 and 147,783 ordinary shares, respectively, would have been anti-dilutive. (See Note 10. Shareholders’ equity and Note 11. Share-based compensation.)

Foreign currency translation

The reporting and functional currency of the Company is Euros. All amounts are presented in Euros unless otherwise stated. All amounts disclosed in the consolidated financial statements and notes have been rounded to the nearest Euro unless otherwise stated. Foreign currency transactions, if any, are translated into Euros using the exchange rates prevailing at the date(s) of the transaction(s) or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Company’s Consolidated Statements of Operations and Comprehensive Loss. For financial reporting purposes, the assets and liabilities of the US Subsidiary are translated into EUR using exchange rates in effect at the balance sheet date. The net profit/(loss) of the US Subsidiary is translated into EUR using average exchange rates in effect during the reporting period. The resulting currency translation impact is recorded in Shareholders’ equity as a cumulative translation adjustment. At June 30, 2023 and June 30, 2022, the currency translation impact was not material.

During the six months ended June 30, 2023, the unrealized foreign exchange net loss was €0.2 million. During the six months ended June 30, 2022, the unrealized foreign exchange net gain was €1.8 million. The change in the net foreign exchange rate effect was due to the fluctuation in the USD exchange rate with the Euro.

Emerging growth company status

The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”) and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. The Company may take advantage of these exemptions until the Company is no longer an “emerging growth company.” Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. The Company has elected to use the extended transition period for complying with new or revised accounting standards and, because of this election, its consolidated financial statements may not be comparable to companies that comply with public company effective dates. The Company may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of its IPO or such earlier time that it is no longer an “emerging growth company.”

Fair value measurements

Certain assets and liabilities of the Company are carried at fair value under U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1 — Quoted prices in active markets for identical assets or liabilities.

●	Level 2 — Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

●	Level 3 — Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The carrying values of the Company’s research and development tax credits, VAT credits, accounts payable, accrued expenses and other current liabilities approximate their fair values due to the short-term nature of these assets and liabilities.

	June 30, 2023
	Total	Level 1	Level 2	Level 3
Marketable Securities	€9,998,547	€9,998,547	€-	€-
Total financial assets	€9,998,547	€9,998,547	€-	€-

The Company invests in highly rated foreign government debt securities, with the primary objective of minimizing the potential risk of principal loss. The unrealized gain recognized during the reporting period on trading securities still held at the report date was €9,517.

Segment information

Operating segments are identified as components of an enterprise for which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. The Company and its chief operating decision-maker view the Company’s operations and manages its business in one operating segment, which is the research and development in the pharmaceutical sector with a focus on developing novel therapeutics to treat cancer.

Tax credit on investments in research and development

In line with the legislation in force at December 31, 2022, and for the financial year 2023, companies in Italy that invest in eligible research and development activities, regardless of the legal form and economic sector in which they operate, can benefit from a tax credit which can be used in order to reduce most taxes payable, including income tax or regional tax on productive activities, as well as social security contributions and payroll withholding taxes.

For eligible research and development activities, the tax credit was equal to 20% in fiscal year 2022 (“FY 2022”) of the eligible costs incurred, with a maximum annual amount of €4.0 million. Starting with the fiscal year 2023 (“FY 2023”) the law extended the measure up to the tax period ended December 31, 2031; however, the tax credit rate was decreased to 10% of the eligible expenses, and the annual ceiling of the credit increased to €5.0 million.

The eligible activities consist of fundamental research, industrial research, and experimental development as defined respectively of the letters m), q) and j) of point 15, par. 1.3 of the Communication no. 198/2014 of the European Commission.

To determine the cost basis of the benefit, the following expenses are eligible:

●	Personnel costs;

●	Depreciation charges, costs of the financial or simple lease and other expenses related to movable tangible assets and software used in research and development projects;

●	Expenses for extra-euro research contracts concerning the direct execution of eligible research and development activities by the provider;

●	Expenses for consulting services and equivalent services related to eligible research and development activities; and

●	Expenses for materials, supplies, and other similar products used in research and development projects.

The Company, by analogy, accounts for this receivable in accordance with International Accounting Standards (IAS) 20, Accounting for Government Grants and Disclosure of Government Assistance. The receivable is recognized when there is reasonable assurance that: (1) the recipient will comply with the relevant conditions; and (2) the grant will be received. The Company has elected to present it net of the related expenditure on the consolidated statements of operations and comprehensive loss.

While these tax credits can be carried forward indefinitely, the Company recognized an amount which reflects management’s best estimate of the amount that is reasonably assured to be realized or utilized in the foreseeable future based on historical benefits realized, adjusted for expected changes, as applicable. The tax credits are recorded as an offset to research and development expenses in the Company’s consolidated statements of operations and comprehensive loss.

Share-based compensation

To reward the efforts of employees, officers, directors, and certain consultants, and to promote the Company’s growth and development, the Board may approve, upon occasion, various share-based awards.

In May 2021, the Company’s quotaholders adopted the Company’s “Equity Incentive Plan 2021–2025” (“the Plan”); however, through December 31, 2021, no options or awards were granted and there were no outstanding options or awards.

In April 2022, the Board, as administrator of the Plan, awarded nonqualified stock options (“NSOs”) on 147,783 shares to its (former) Chairman according to the terms of a sub-plan called “2021-2025 Chairman Sub-Plan” (the “Sub-Plan”) attached to the Plan.

In July 2022, the Board, as administrator of the Plan, awarded NSOs on 392,740 shares to certain of the Company’s directors and employees.

In March 2023, the Board, as administrator of the Plan, awarded NSOs on 46,400 shares to certain of the Company’s directors.

In June 2023, the Company’s shareholders modified the Plan to extend the final deadline for the issuance of the ordinary shares until December 31, 2035, in order to allow that all stock options granted during the term of the Plan could provide for an exercise period of 10 years starting from the date of grant. (See Note 11. Share-based compensation.)

Currently, the Company has authorized options on 1,821,685 ordinary shares (i.e., 10% of the number of shares outstanding, which was 18,216,858 ordinary shares outstanding at June 30, 2023); however, at the quotaholders’ meeting held on May 20, 2021, the quotaholders approved an increase to the Plan of up to a maximum of options on 2,700,000 ordinary shares. Therefore, as the Company raises additional capital, the Board has authority to issue options on 1,821,685 to 2,700,000 ordinary shares, as the number of issued and outstanding ordinary shares grows, i.e., the Company does not have to obtain further authorization from shareholders to increase the number of ordinary shares available for equity grants until the outstanding ordinary shares exceed 27,000,000. At June 30, 2023, there were 586,923 options granted and 1,234,762 options available for grant.

The Company measures its stock option awards granted to employees, officers, directors, and consultants under the Plan based on their fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is normally the vesting period of the respective award. Forfeitures are accounted for as they occur. The measurement date for option awards is the date of the grant. The Company classifies stock-based compensation expense in its Consolidated Statement of Operations and Comprehensive Loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The Company chose The Black-Scholes-Merton model because it is considered easier to apply and also it is a defined equation and incorporates only one set of inputs. As a result, it is the model most commonly in use.

Representative warrants

Upon the closing of the Company’s IPO, the Company issued 23,502 warrants to the underwriters of the offering (“Warrants”). The Warrants are exercisable at a per share exercise price equal to 125% of the public offering price (i.e., $14.375) per ADS sold in the IPO. The Warrants are exercisable at any time and from time to time, in whole or in part, during the four and one-half-year period commencing June 13, 2022. The Warrants will provide for adjustment in the number and price of the Warrants and the ADSs underlying such Warrants in the event of recapitalization, merger, stock split or other structural transaction, or a future financing undertaken by the Company. The Warrants were evaluated under applicable guidance and accordingly classified as equity in the consolidated financial statements.

Non-current assets right of use (“ROU”)

Upon commencement of a contract containing a lease, the Company classifies leases other than short-term leases as either an operating lease or a finance lease according to the criteria prescribed by ASC 842. The Company recognizes both lease liabilities and right-of-use assets on the balance sheet for all leases, except for short-term leases (those with a lease term of 12 months or less). Lease liabilities are initially measured at the present value of the future lease payments over the lease term, discounted at the rate implicit in the lease or, if that rate is not readily determinable, the Company’s incremental borrowing rate. The right-of-use assets represent the lessee’s right to use the underlying asset for the lease term and are initially measured at the same amount as the corresponding lease liability. For finance leases, the Company recognizes interest expense on the lease liability and amortization expense on the right-of-use asset. For operating leases, lease expense is recognized on a straight-line basis over the lease term.

In February 2022, the Company entered into a four-year (i.e., 48 month) lease of an automobile, with an ending date of January 2026. The “base” annual lease payment is €13,967 payable monthly in the amount of €1,164. The lease payment will remain fixed for the four (4) years. The automobile lease was identified and accounted for as a finance type lease.

For the initial measurement, the calculation of the net present value of the right of use asset and liability was made by using the discounted rate of 6.25% and was determined to be approximately €49,320. Lessee initial direct costs were deemed not material. Other non-lease component costs for lease insurance was accounted for separately from the lease. At June 30 2023, the net present value of the ROU asset and liability amounted to approximately €33,240. The liability was determined to be €12,236 as a current liability and €21,004 as a long-term liability.

Fixed Assets

Fixed assets include software and equipment. Software relates to customized development that involved information technology infrastructure security and the Company’s new enterprise resource planning (“ERP”) platform that was implemented during the last quarter of 2022 and went into production in January 2023. Software is amortized on straight line basis. Equipment includes: computers, office furniture and electronic machines. Equipment is stated at cost, including any accessory and direct costs that are necessary to make the assets fit for use, and adjusted by the corresponding accumulated depreciation. The depreciation rates recorded in the consolidated financial statements have been calculated by taking into consideration the use, purpose, and financial-technical duration of the assets, based on their estimated useful economic lives. The Company believes the above criteria to be represented by the following estimated useful lives:

●	Equipment & furniture: 15 years;

●	Electronic office equipment: 10 years;

●	Leasehold improvements: based on the shorter of the life of the leasehold improvement or the remaining term of the lease; and

●	Software: amortized based on agreement.

Ordinary maintenance costs are expensed to the consolidated statements of operations and comprehensive loss in the year in which they are incurred. Extraordinary maintenance costs, the purpose of which is to extend the useful economic life of the asset, to technologically upgrade it and/or to increase its productivity or safety for the purpose of economic productivity of the Company, are attributed to the asset to which they refer and depreciated on the basis of its estimated useful economic life. Amortization of leasehold improvements is computed using the straight-line method based upon the terms of the applicable lease or estimated useful life of the improvements, whichever is less.

Impairment of long-lived assets

In accordance with ASC Topic 360-10-20, ‘‘Property, Plant and Equipment,” the Company performs an impairment test whenever events or circumstances indicate that the carrying value of long-lived assets with finite lives may be impaired. Impairment is measured by comparing the carrying value of the long-lived assets to the estimated undiscounted pre-tax cash flows expected to result from the use of such assets and their ultimate disposition. In circumstances where impairment is determined to exist, the Company will write-down the asset to its fair value based on the present value of estimated cash flows. To date, no impairments have been identified for the six months ended June 30, 2023, and June 30, 2022.

Recently issued accounting pronouncements

In April 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an emerging growth company. As an emerging growth company, the Company may elect to adopt new or revised accounting standards when they become effective for non-public companies, which typically is later than when public companies must adopt the standards. The Company has elected to take advantage of the extended transition period afforded by the JOBS Act and, as a result, unless the Company elects early adoption of any standards, will adopt the new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-public companies.

In December 2019, the FASB issued ASU 2019-12, Income Taxes: Simplifying the Accounting for Income Taxes. The new standard intended to simplify the accounting for income taxes by eliminating certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. For non-public entities, the standard is effective for annual periods beginning after December 15, 2021, with early adoption permitted. Adoption of the standard requires certain changes to primarily be made prospectively, with some changes to be made retrospectively. The Company adopted this guidance for the reporting period beginning January 1, 2022, which did not have a material impact on its financial statements or disclosures.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832), Disclosures by Business Entities about Government Assistance. The aim of ASU 2021-10 is to increase the transparency of government assistance including the disclosure of (1) the types of assistance, (2) an entity’s accounting for the assistance, and (3) the effect of the assistance on an entity’s financial statements. Diversity currently exists in the recognition, measurement, presentation, and disclosure of government assistance received by business entities because of the lack of specific authoritative guidance in U.S. GAAP. The ASU will be effective for annual reporting periods after December 15, 2021, and early adoption is permitted. Upon implementation, the Company may use either a prospective or retrospective method of adoption when adopting the ASU. The Company adopted this guidance for the reporting period beginning January 1, 2022, which did not have a material impact on its financial statements or disclosures.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. This ASU amends the guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity and improves and amends the related EPS guidance for both Subtopics. The ASU will be effective for annual reporting periods after December 15, 2023, and interim periods within those annual periods and early adoption is permitted in fiscal periods ending after December 15, 2020. Upon implementation, the Company may use either a modified retrospective or full retrospective method of adoption. The Company is evaluating the impact of adopting the new ASU.

3. Research and development

Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries, share-based compensation and benefits, facilities costs, third-party license fees, and external costs of outside vendors and consultants engaged to conduct clinical development activities and clinical trials, (e.g., contract research organizations [or “CROs”]), as well as costs to develop manufacturing processes, perform analytical testing and manufacture clinical trial materials, (e.g., contract manufacturing organizations [or “CMOs”]). Non-refundable prepayments for goods or services that will be used or rendered for future research and development activities are recorded as prepaid expenses. Such amounts are recognized as an expense as the goods are delivered or the related services are performed, or until it is no longer expected that the goods will be delivered, or the services rendered. In addition, funding from research grants, if any, is recognized as an offset to research and development expense based on costs incurred on the research program.

The Company annually sustains a significant amount of research costs to meet its business objectives. The Company has various research and development contracts, and the related costs are recorded as research and development expenses as incurred. When billing terms under these contracts do not coincide with the timing of when the work is performed, the Company is required to make estimates of outstanding obligations at period end to those third parties. Any accrual estimates are based on several factors, including the Company’s knowledge of the progress towards completion of the research and development activities, invoicing to date under the contracts, communication from the research institution or other companies of any actual costs incurred during the period that have not yet been invoiced, and the costs included in the contracts. Significant judgments and estimates may be made in determining the accrued balances at the end of any reporting period. Actual results could differ from the estimates made by the Company. The historical accrual estimates made by the Company have not been materially different from the actual costs. For further details, please refer to the Related Parties disclosures in Note 12 below.

4. General and administrative

General and administrative costs consist primarily of salaries, share-based compensation, benefits and other related costs for personnel and consultants in the Company’s executive and finance functions, professional fees for legal, finance, accounting, auditing, tax and consulting services, travel expenses and facility-related expenses, which include rent and maintenance of facilities and other operating costs not otherwise included in research and development expense.

5. Income taxes

The Company is subject to taxation in Italy, and with the addition of the US Subsidiary, the Company is subject to taxation in the United States. Taxation in Italy includes the standard corporate income tax (“IRES”) and a regional business tax (“IRAP”). Taxation in the United States includes federal corporate income tax (“IRS”), as well as state and local taxes. Taxes are recorded on an accrual basis. They therefore represent the allowances for taxes paid or to be paid for the year, calculated according to the current enacted rates and applicable laws. In the future, the Company may be taxed in various other countries where it may have permanent establishments, as applicable. Due to the tax loss position reported, no income taxes were accrued for the six months ending June 30, 2023, and June 30, 2022, in Italy or the United States. At June 30, 2023, the US Subsidiary had an immaterial amount of other state taxes.

The Company uses the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities, measured at tax rates expected to be enacted at the time of their reversals. These temporary differences primarily relate to net operating losses carried forward available to offset future taxable income.

At each reporting date, the Company considers existing evidence, both positive and negative, that could impact its view with regards to future realization of deferred tax assets. In consideration of the start-up status of the Company, a valuation allowance has been established to offset the deferred tax assets, as the related realization is currently uncertain. In the future, should the Company conclude that it is more likely than not that the deferred tax assets are partially or fully realizable, the valuation allowance will be reduced to the extent of such expected realization, and the corresponding amount will be recognized as income tax benefit in the Company’s consolidated statements of operations and comprehensive loss.

The Company recognizes tax liabilities from an uncertain tax position if it is more likely than not that the tax position will not be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. There are no uncertain tax positions that have been recognized in the accompanying consolidated financial statements. For the Company, the prior five years of tax returns (2018-2022) are potentially subject to audit. For the US Subsidiary, the open years for tax examination are 2021 and 2022, since the US Subsidiary was formed in 2021.

At June 30, 2023 and June 30, 2022, the Company believes there were no significant differences with regards to its deferred tax assets and its relevant components, compared to the computations of the preceding periods.

In 2011, the Italian tax authorities issued a set of rules that modified the previous treatment of tax loss carryforwards. According to DL 98/2011, at the end of 2011, all existing tax loss carryforwards will never expire but they can off-set only 80% of the taxable income of the year. The rules do not affect the tax loss carryforward that refer to the start-up period, defined as the first three (3) years of operations starting from the inception of the Company. The impact of the updated calculation of tax losses carryforward at December 31, 2021 and 2020 is deemed not significant with respect of the preceding periods.

The Company has analyzed its tax position by determining the amount of tax losses that can be carried forward indefinitely and has decided to accrue an allowance for related deferred tax assets as the Company is in a situation of pre-revenues that is destined to remain in the long run and there is no certainty of the future recoverability of such tax losses through tax relevant incomes. Future taxable profits for the Company depend on the manufacture of marketable drugs following the successful completion of the clinical trial. Since the clinical trial is still in a Phase 1/2a, the time frame and uncertainties regarding the outcome of the completion justify the full allowance of deferred tax assets.

6. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	At June 30,	At December 31,
	2023	2022
(in Euros)	(Unaudited)
Value added tax (VAT)	€1,200,383	€912,423
Research and development tax credit	734,921	650,000
Advances payments to suppliers	32,849	41,149
Other current assets	693	219,400
Other prepaids	335,387	103,540
Total	€2,304,233	€1,926,512

Value added tax (“VAT”) receivables are linked to purchases. Italian VAT (Imposta sul Valore Aggiunto) applies to the supply of goods and services carried out in Italy by entrepreneurs, professionals, or artists and on imports carried out by anyone. Intra-Community acquisitions are also subject to VAT under certain situations. The Italian standard VAT rate for 2023 and 2022 is 22%. Reduced rates are provided for specifically listed supplies of goods and services. It is carried forward indefinitely and does not expire. Based on the historical timing and amounts of VAT tax credit reimbursement received by the Company, at June 30, 2023, the Company reclassified to other non-current assets a portion of the receivable which is expected to be realized beyond 12 months.

Tax credits on research and development represent a special tax relief offered to Italian companies operating in the research and development sector and can be used to offset most taxes payable. The Company has a total research and development tax credit available to be used of approximately €4.2 million at June 30, 2023, which can be carried forward indefinitely and does not expire. However, given the start-up status of the Company, and the fact that it will not be profitable in the foreseeable future (which limits the utilization of the credit), the Company recognized a receivable balance that represents the Company’s best estimate of the amount of tax credit that can be used in offsetting taxes payable by March 31, 2025. This estimate is consistent with the Company’s most updated cash budget utilization projections approved by the Board in March 2023. According to the budget approved, the Company’s available cash as of June 30, 2023, together with our investment in short term marketable securities, is deemed more than sufficient to cover the operating activities through at least the first quarter of 2025, without additional financing or other management plans.

During the six months ended June 30, 2023, the Company utilized approximately €0.4 million to offset certain social contributions and taxes payable, while during the six months ended June 30, 2022, the Company utilized approximately €0.3 million. In addition, the recorded benefit for the six months ended June 30, 2023, and June 30, 2022, was approximately €0.4 and €0.7 million, respectively, to offset research and development expenses. The Company reclassified to other non-current assets a portion of the receivable, which is expected to be realized beyond 12 months. (See Note 8. Other non-current assets.)

At June 30, 2023, Other prepaid expenses mainly relate to: i) the directors and officers (“D&O”) insurance policy paid in January 2023 of approximately €0.2 million; ii) prepaid expenses of approximately €0.2 million recorded to adjust the manufacturing expenses accrued during the six months ended June 30, 2023, for the actual statement of work confirmed by the manufacturer; and iii) other minor amounts related to miscellaneous types of service agreements.

7. Fixed assets, net

Fixed assets consist of the following:

	At June 30,	At December 31,
	2023	2022
(in Euros)	(Unaudited)
Software (ERP Implementation)	€87,800	€87,800
Computers	37,490	31,307
Furniture and fixtures	10,930	4,676
Total fixed assets	136,220	123,783
Less: accumulated depreciation	(33,287)	(12,144)
Property and equipment, net	€102,933	€111,639

For the period ended June 30, 2023, software was €87,800 and includes software customization and development costs related to information technology security infrastructure and the new ERP system.

Equipment consists of computers and furniture and fixtures of our office space in Milan, Italy. There were no disposals, nor impairments during the periods. Depreciation has been calculated by taking into consideration the use, purpose, and financial-technical duration of the assets, based on their estimated economic lives. No significant purchases occurred during the six months ended June 30, 2023.

8. Other non-current assets

Other non-current assets consist as follows:

	At June 30,	At December 31,
	2023	2022
(in Euros)	(Unaudited)
Value added tax (VAT)	€1,325,414	€912,424
Research and development tax credit	565,078	650,000
Other non-current assets	213,240	39,079
Total	€2,103,732	€1,601,503

The VAT tax credit matured in 2022 and became eligible for reimbursement in the first six months 2023. As of June 30, 2023, the reimbursement had not been received, even though it was requested during the six months ended June 30, 2023.

The research and development tax credit decreased in 2023. The percentage of eligible research and development expense was reduced from 20% in 2022 to 10% in 2023.

Other non-current assets – include the ROU asset for the car lease in the amount of €33,240 along with the allowance for corporate equity (“ACE”) of approximately €0.2 million.

Other non-current assets - related party includes a security deposit of €3,350 paid to OSR as a security guarantee for the office lease. (See Note 13. Commitments and contingencies.)

9. Retirement benefit obligation

Employees in Italy are entitled to Trattamento di Fine Rapporto (“TFR”), commonly referred to as an employee leaving indemnity, which represents deferred compensation for employees in the private sector. Under Italian law, an entity is obligated to accrue for TFR on an individual employee basis payable to each individual upon termination of employment (including both voluntary and involuntary dismissal). The annual accrual is approximately 7% of total pay, with no ceiling, and is revalued each year by applying a pre-established rate of return of 1.50%, plus 75% of the Consumer Price Index, and is recorded by a book reserve. TFR is an unfunded plan. The costs of the retirement benefit obligation are accounted for under the provisions of ASC 715, Compensation – Retirement Benefits.

The amount of the obligation at June 30, 2023 and December 31, 2022 was €129,449 and €88,963, respectively.

10. Shareholders’ equity

After the Company conversion from an S.r.l. to an S.p.A. effective from June 2021, the outstanding ordinary shares of the Company since December 31, 2021, has been 18,216,858, no par value. All shares outstanding are held in ledger form with some of the ordinary shares represented by ADSs.

During the six months ended June 30, 2022, the Company granted a fully vested NSO on April 26, 2022 to its chairman at a price based on the Sub-Plan. The expense was recorded in the statement of operations and comprehensive loss for the six months ended June 30, 2022 in the amount of €240,043.

In July 2022, the Company granted NSOs on 392,740 shares to certain of the Company’s directors and employees.

In March 2023, the Company awarded NSOs on 46,400 shares to certain of the Company’s directors.

In June 2023, the Company’s shareholders reduced the number of directors from seven (7) to five (5) and modified the Plan to extend the final deadline for the issuance of the ordinary shares until December 31, 2035, in order to allow that all stock options granted during the term of the Plan could provide for an exercise period of 10 years starting from the date of grant. (See Note 2. Summary of significant accounting policies & Note 11. Share-based compensation.)

11. Share-based compensation

In April 2021, the Company granted options on its corporate capital to certain directors, officers, employees, and consultants, as an incentive and as additional compensation prior to the Company’s conversion to an S.p.A.

In June 2021, the date of the Company’s conversion to an S.p.A., all stock options were granted, fully vested, exercised and converted into ordinary shares with no par value, so that at December 31, 2021 there were no outstanding stock options.

In April 2022, the Board, as administrator of the Plan, awarded a NSO on 147,783 shares to its (former) Chairman according to the terms of the Sub-Plan attached to the Plan. The NSO was fully vested upon grant and carried a two- year exercise term. The exercise price of the NSO is €6.38 per share, as pre-determined in the Sub-Plan.

In July 2022, the Board, as administrator of the Plan, awarded NSOs on 392,740 shares to certain of the Company’s directors, officers, and employees. The director NSOs vested monthly over a one-year period with a 10-year term. The officer and employee NSOs vested monthly over a four-year period with a 10-year term; however, the vesting of the officer NSOs were adjusted based on hire date per their employment contracts. All NSOs were priced based on a 30-day volume weighted average formula, adjusted by Black-Scholes, which was determined to be $4.76 per share.

In March 2023, the Board, as administrator of the Plan, awarded NSOs on 46,400 shares to the Company’s directors. The NSOs vested monthly over a one (1) year period with a 10-year term. All NSOs were priced based on a 30-day volume weighted average formula, adjusted by Black-Scholes, which was determined to be $5.62 per share.

At June 30, 2023, there were 586,923 granted stock options and 1,234,762 stock options available for grant.

The Company calculates the fair value of stock option awards granted to employees and non-employees using the Black-Scholes option-pricing method. If the Company determinates that other methods are more reasonable, or other methods for calculating these assumptions are prescribed by regulators, the fair value calculated for the Company’s stock options could change significantly. Higher volatility and longer expected lives would result in an increase to share-based compensation expense to non-employees determined at the date of grant. Share-based compensation expense to non-employees affects the Company’s general and administrative expenses and research and development expenses.

The Company calculated the share compensation expense for the options granted by utilizing the Black Scholes method with the following inputs for each of the stock grants from March 2023, July 2022, and April 2022:

●	The option’s exercise price.
●	The option’s expected term.
●	The underlying share’s current price.
●	The underlying share’s expected price volatility during the option’s expected (or in certain cases, contractual) term, or in cases where calculated value is used, the historical volatility of an appropriate industry sector index.
●	The underlying share’s expected dividends during the option’s expected (or in certain cases, contractual) term except cases, such as when dividend protection is provided; and
●	The risk-free interest rate during the option’s expected (or in certain cases, contractual) term.

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2022	-	-	-	-
Granted	540,523	€4.99	7.30	€272,480
Vested and exercised	-	-	-	-
Cancelled or forfeited	-	-	-	-
Outstanding as of December 31, 2022	540,523	€4.99	7.30	€272,480
Exercisable as of December 31, 2022	237,129	€5.66	4.42	€61,988
Outstanding, expected to vest as of December 31, 2022	303,394	€4.67	9.55	€210,492

Outstanding as of January 1, 2023	540,523	€4.99	7.30	€272,480
Granted	46,400	5.30	9.67	11,551
Vested and exercised	-	-	-	-
Cancelled or forfeited	-	-	-	-
Outstanding as of June 30, 2023	586,923	€4.93	7.03	€420,738
Exercisable as of June 30, 2023	318,459	€5.30	5.27	€165,728
Outstanding, expected to vest as of June 30, 2023	268,464	€4.48	9.13	€255,010

The Company’s share-based compensation expense for the period ended June 30, 2023 and June 30, 2022 is represented by the following table:

	Six Months Ended June 30,
	2023	2022
Research & development expense	€37,718	€-
Research & development expense - related party	-	-
General & administrative expense	298,333	240,043
General & administrative expense- related party	80,381	-
Total	€415,433	€240,043
Unrecognized expense	€1,471,743	€-

For the periods ended June 30, 2023, and June 30, 2022, the Company recorded €415,433 and €240,043, respectively, as the fair value of the stock options granted. The amount of unrecognized expense at June 30, 2023 was €1,471,743. There was no amount of unrecognized expense at June 30, 2022 as the options vested immediately and all expenses were recognized during the period.

The weighted average grant date fair value of the options granted during the six months ended June 30, 2023 and June 30, 2022 was €5.30 and €6.38 per share respectively.

Weighted average shares

The calculation was performed by taking the number of shares outstanding during a given period and weighting them for the number of days that number of shares were outstanding. For the six months ended June 30, 2023, and June 30, 2022, respectively, there was a weighted average of 18,216,858 shares of the Company’s ordinary shares, no par value, since there was no change in the number of ordinary shares outstanding during the period.

12. Related parties

The Company’s research and development expenses are a combination of third-party expenses, and related party expenses, as detailed below:

	Six Months Ended June 30, 2023
	Third Parties	Related Parties	Total
(in Euros)	(Unaudited)
Consultants & other third parties	€150,402	€72,500	€222,902
Materials & supplies	2,464,107	660,863	3,124,970
Compensation (including share-based)	212,003	330,796	542,799
Travel & entertainment	27,892	-	27,892
Other	3,239	-	3,239
Total	€2,857,643	€1,064,159	€3,921,802

	Six Months Ended June 30, 2022
	Third Parties	Related Parties	Total
(in Euros)	(Unaudited)
Consultants & other third parties	€298,265	€40,000	€338,265
Materials & supplies	837,098	-	837,098
Compensation (including share-based)	162,167	215,761	377,928
Travel & entertainment	65,938	-	65,938
Other	21,350	-	21,350
Total	€1,384,818	€255,761	€1,640,579

Related party research and development expenses refer specifically to the costs of preclinical and clinical activities charged by OSR. The increase in related party expenses in the first six months ended June 2023 is mainly due to the Company’s new amended and restated license agreement with OSR (see Note 12. Related parties) and the reduction of the R&D tax credit compensation effect. (See Note 2. Summary of significant accounting policies.)

The Company’s general and administrative expenses are also a combination of third-party and related party expenses, as detailed below:

	Six Months Ended June 30, 2023
	Third Parties	Related Parties	Total
(In Euros)	(Unaudited)
Compensation (including share-based)	€697,228	€673,795	€1,371,023
Accounting, legal & other professional	720,989	-	720,989
Facility & insurance related	2,868	8,171	11,039
Consultants & other third parties	314,059	-	314,059
Other	460,320	943	461,263
Total	€2,195,464	€682,909	€2,878,373

	Six Months Ended June 30, 2022
	Third Parties	Related Parties	Total
(In Euros)	(Unaudited)
Compensation (including share-based)	€522,012	€421,558	€943,570
Accounting, legal & other professional	376,642	-	376,642
Facility & insurance related	3,873	7,457	11,330
Consultants & other third parties	384,243	-	384,243
Other	794,248	3,525	797,773
Total	€2,081,018	€432,540	€2,513,558

The Company’s accounts payable to related parties are comprised as follows:

	At June 30,	At December 31,
	2023	2022
(in Euros)	(Unaudited)
San Raffaele Hospital (OSR)	€130,220	€150,206
Carlo Russo	-	198
Richard Slansky	-	1,584
Total	€130,220	€151,988

The Company’s accrued expenses to related parties are comprised as follows:

	At June 30	At December 31
	2023	2022
(in Euros)	(Unaudited)
San Raffaele Hospital (OSR)	€401,562	€176,559
Pierluigi Paracchi	84,000	112,501
Richard Slansky	62,922	81,369
Carlo Russo	83,897	118,778
Total	€632,381	€489,207

The Company has identified the following related parties:

●	Pierluigi Paracchi (director and co-founder of the Company);

●	Luigi Naldini (co-founder of the Company and executive scientific board chairman);

●	Bernard Rudolph Gentner (co-founders of the Company and member of scientific advisory board);

●	Carlo Russo (Chief Medical Officer);

●	Richard Slansky (Chief Financial Officer);

●	Ospedale San Raffaele (co-founder of the Company, shareholder, main service provider for clinical activity and licensor of brands of any product that can be obtained through research).

These parties could exercise significant influence on the Company’s strategic decisions, behavior, and future plans.

The following is a description of the nature of the transactions between the Company and these related parties:

Pierluigi Paracchi

Mr. Pierluigi Paracchi, President and Chairman of the Company prior to the conversion, is the current Chief Executive Officer, Vice-Chairman, as well as co-founder. His current employment arrangement with the Company provides an annual gross salary of €420,000 plus a 40% annual bonus subject to Board approval. Mr. Paracchi also has use of a Company car, for which the Company entered an operating lease agreement in February 2022.

In April 2022, Mr. Paracchi received a bonus of €50,000 (gross amount), of which €23,000 related to the activity performed in the second half of 2021 and €37,000 for the activity performed following the IPO in the first few months of 2022. In July 2022, the Board approved an increase in Mr. Paracchi’s bonus from 20% to 40% effective January 1, 2023.

In March 2023, Mr. Paracchi was paid a bonus of approximately €112,000 (gross amount), related to the activity performed in 2022. The bonus was accrued in 2022.

For the six months ended June 30, 2023 and June 30, 2022, the Company expensed approximately €303,000 and €248,000, respectively, related to compensation for Mr. Paracchi. As of June 30, 2023, the Company accrued €84,000 for Mr. Paracchi’s bonus to reward the activity performed in 2023.

Luigi Naldini/Bernard Rudolph Gentner

Drs. Luigi Naldini and Bernhard Gentner are co-founders of Genenta and part of the Scientific Advisory Board (“SAB”), with Dr. Naldini as Chairman, and Dr. Gentner as a member. The Company has consulting agreements with each of Drs. Naldini and Gentner.

Dr. Naldini oversees the pre-clinical studies for the Company, specifically, in solid tumor indications. The consulting agreement with Dr. Naldini provided for an annual fee of €50,000 until June 30, 2022. Starting July 1, 2022, a new agreement with Dr. Naldini was executed, which includes an annual fee of €100,000. As of June 30, 2023, Dr. Naldini billed €50,000, and all the issued invoices were paid before June 30, 2023.

Dr. Gentner, like Dr. Naldini, oversees pre-clinical research related to the Company’s platform technology and in addition, he analyzes clinical biological data. The consulting agreement with Dr. Gentner provided for an annual fee of €30,000 until June 30, 2022. An amendment of the same started on July 1, 2022, providing new fees in the amount of €45,000 per year. As of June 30, 2023, Dr. Gentner billed €22,500 and all the issued invoices were paid before June 30, 2023.

Carlo Russo

Dr. Carlo Russo serves the Company as Chief Medical Officer and Head of Development. Dr. Russo is responsible for the clinical development of Temferon™, the Company’s gene therapy platform.

From the IPO date, Dr. Russo has been employed by the US Subsidiary with the same title, role and responsibilities under an employment agreement that provides an annual gross salary of $500,000, plus a 30% bonus subject to Board approval.

For the six months ended June 30, 2023, and June 30, 2022, the Company expensed approximately €331,000 and €215,761, respectively, related to compensation for Dr. Russo. At June 30, 2023, the Company accrued €83,897 for Dr. Russo’s compensation and bonus to reward the activity performed in 2023.

Richard Slansky

Mr. Richard Slansky is the Chief Financial Officer of the Company. In 2022, pursuant to his employment agreement, Mr. Slansky was entitled to receive a gross annual compensation of $300,000 per year + 30% annual bonus subject to Board approval. Beginning January 1, 2023, the Board adjusted Mr. Slansky’s gross annual compensation and it was increased to $375,000 plus a 30% annual bonus (subject to Board approval).

In July 2022, Mr. Slansky was awarded a stock option grant and part of it was immediately vested, with value accrued into the Company’s consolidated statements of operations and comprehensive loss of approximately €80,381.

For the six months ended June 30, 2023, and June 30, 2022, the Company expensed approximately €253,000 and €173,317, respectively, related to compensation for Mr. Slansky. As of June 30, 2023, the Company accrued approximately €62,922 for Mr. Slansky’s compensation and bonus to reward the activity performed in 2023.

OSR – San Raffaele Hospital

OSR - San Raffaele Hospital is a co-founder of the Company and a shareholder with an ownership greater than 5%, and the Company is a corporate and research spin-off of OSR. OSR is one of the leading biomedical research institutions in Italy and Europe, with a 45-year history of developing innovative therapies and procedures. The Company has agreements to license technology, to perform research, pre-clinical and clinical activities, as well as to lease facilities and obtain certain other support functions. The Company’s headquarters is currently located in an OSR facility.

Amended and Restated OSR License Agreement

The Company entered into an amended and restated license agreement (the “Amended and Restated OSR License Agreement” or “ARLA”) with OSR in March 2023. The ARLA replaced the Company’s original License Agreement originally entered into with OSR on December 15, 2014, as subsequently amended on March 16, 2017, February 1, 2019, December 23, 2020, September 28, 2021, January 22, 2022, September 29, 2022 and December 22, 2022 (the “Original OSR License Agreement”).

The effectiveness of the ARLA was subject to Italy’s Law Decree No. 21 of March 15, 2012 (i.e., the Italian Golden Power regulations), as subsequently amended and supplemented, and would not become effective until the applicable Italian governmental authority consented to the ARLA. On April 20, 2023, such consent was received and the ARLA became effective.

Pursuant to the terms of the ARLA, OSR has granted the Company an exclusive, royalty-bearing, non-transferrable (except with the prior written consent of OSR), sublicensable, worldwide license, subject to certain retained rights, to (1) certain patents, patent applications and existing know-how for the use in the field(s) of Interferon (“IFN”) gene therapy by lentiviral based-hematopoietic stem and progenitor cells (“HSPC”) gene transfer with respect to (a) any solid cancer indication (including glioblastoma and solid liver cancer) and/or (b) any lympho-hematopoietic indication for which the Company exercises an option (described below); and (2) certain gene therapy products (subject to certain specified exceptions related to replication competent viruses) developed during the license term for use in the aforementioned field(s) consisting of any lentivirals or other viral vectors regulated by miR126 and/or miR130 and/or other miRs with the same expression pattern as miR126 and miR130 in hematopoietic cells for the expression of IFN under the control of a Tie2 promoter. Lympho-hematopoietic indication means any indication related to lympho-hematopoietic malignancies and solid cancer indication means any solid cancer indication (e.g., without limitation, breast, pancreas, colon cancer), with each affected human organ counting as a specific solid cancer indication.

The rights retained by OSR, and extending to its affiliates, include the right to use the licensed technology for internal research within the field(s) of use, the right to use the licensed technology within the field(s) of use other than in relation to the licensed products, and the right to use the licensed technology for any use outside the field(s) of use, but subject to the options described below. In addition, the Company granted OSR a perpetual, worldwide, royalty-free, non-exclusive license to any improvement generated by the Company with respect to the licensed technology, to conduct internal research within the field(s) of use directly, or in or with the collaboration third parties; and, for any use outside the field(s) of use, in which case the license is sublicensable by OSR. Finally, the world-wide rights for the field(s) of use granted to the Company regarding the Lentigen know-how are non-exclusive and cannot be sublicensed due to a pre-existing nonexclusive sublicense to these rights between OSR and GlaxoSmithKline Intellectual Property Development Limited.

Pursuant to the ARLA, the Company has an exclusive option exercisable until April 20, 2026 (the “OPI Option Period”) to any OSR product improvements at no additional cost, which could be useful for the development and/or commercialization of licensed products in the field of use (the “OPI Option”). The Company also has an exclusive option exercisable until April 20, 2026 (the “LHI Option Period”) to any lympho-hematopoietic indication(s) to be included as part of the field of use, on an indication-by-indication basis, subject to the payment of specified option fees and milestone payments (the “LHI Option”):

●	€1.0 million for the first lympho-hematopoietic indication;
●	€0.5 million for the second lympho-hematopoietic indication; and
●	€0.3 million for the third lympho-hematopoietic indication.

No Option Fee is due for the fourth lympho-hematopoietic indication and any subsequent lympho-hematopoietic indications.

The Company has the right to extend the LHI Option Period twice for additional 12-month periods, subject to the payment of specified extension fees.

Prior to the effective date of the ARLA, the Company paid OSR an upfront fee in amount equal to €250,000 pursuant to the Original OSR License Agreement.

Pursuant to the ARLA, as consideration, the Company agreed to pay OSR additional license fees equal to up to €875,000 in total.

In addition, the Company has agreed to pay OSR royalties and certain milestone events as described in more detail in Note 13. Commitments and contingencies.

As part of the ARLA, the Company has agreed to use reasonable efforts to involve OSR in Phase I clinical trials for licensed products in the field of use, subject to OSR maintaining any required quality standards and providing its services on customary and reasonable terms and consistent with then-applicable market standards. (See Note 13. Commitments and contingencies.)

OSR maintains control of the preparation, prosecution and maintenance of the patents licensed. The Company is obligated to pay those costs unless additional licensees benefit from these rights, in which case the cost will be shared pro rata. OSR controls enforcement of the patents and know-how rights, at its own expense. In the event that OSR fails to file suit to enforce such rights after notice from the Company, the Company has the right to enforce the licensed technology within the field of use. Both the Company and OSR must consent to settlement of any such litigation, and all monies recovered will be shared, after reimbursement for costs, in relation to the damages suffered by each party, or failing a bona fide agreement between the Company and OSR, on a 50% - 50% basis.

The ARLA expires upon the expiry of the “Royalty Term” for all licensed products and all countries, unless terminated earlier. The Royalty Term begins on the first commercial sale of a licensed product in each country, on a country by country basis, and ends upon the later of the (a) expiration of the commercial exclusivity for such product in that country (wherein the commercial exclusivity refers to any remaining valid licensed patent claims covering such licensed product, any remaining regulatory exclusivity to market and sell such licensed product or any remaining regulatory data exclusivity for such licensed product), and (b) 10 years from the first commercial sale of such licensed product in such country.

The parties may terminate the agreement in the event the other party breaches its obligations therein, which termination shall become effective 60 business days following written notice thereof to the breaching party. The breaching party shall have the right to cure such breach or default during such 60 business days. OSR may terminate the agreement for failure to pay in the event that the Company fail to pay any of the upfront payment, additional license fees, sublicensing income or milestone payments within 30 days of due dates for each. In addition, OSR may terminate (with a 60-business-day prior written notice) the Company’s rights as to certain fields of use for the Company’s failure to achieve certain development milestones for specified licensed products within certain time periods, which may be subject to extension. In addition, OSR may terminate the agreement in the event that commercialization of a licensed product is not started within 24 months from the grant of both (i) the MAA approval and (ii) the pricing approval of such licensed product, provided that such termination will relate solely to such licensed product and to such country or region to which both such MAA approval and pricing approval were granted.

At June 30, 2023, the cumulative total amount of expenses for the OSR clinical trial activity from inception amounted to approximately €10.2 million and it includes the cost for the exercise of the first and the second solid cancer indication option fee of €1.0 million as well as the cost for ARLA fees for €0.2 million.

At June 30, 2023, there were no pending activities with OSR related to any agreement in place prior to the ARLA effective date, except for the project called “TEM-MM unspent budget reallocated to the TEM-GBM study”, for which the last tranche of activities corresponding to the 20% of the total project amounting to €197,500, as a whole, is still to be completed.

Operating leases

The Company entered into a non-cancelable lease agreement for office space in January 2020. (See Note 13. Commitments and contingencies.)

13. Commitments and contingencies

The Company exercises considerable judgment in determining the exposure to risks and recognizing provisions or providing disclosure for contingent liabilities related to pending litigations or other outstanding claims and liabilities. Judgment is necessary in assessing the likelihood that a pending claim will succeed, or a liability will arise and to quantify the possible range of the final settlement. Provisions are recorded for liabilities when losses are considered probable and can be reasonably estimated. Because of the inherent uncertainties in making such judgments, actual losses may be different from the originally estimated provision. Estimates are subject to change as new information becomes available, primarily with the support of internal specialists or outside consultants, such as actuaries or legal counsel. Adjustments to provisions may significantly affect future operating results.

The following table summarizes the Company obligations by contractual maturity on June 30, 2023:

	Payments by Period
(in Euros)	Total	Less than a year	1 to 3 years	4 to 5 years	More than 5 years
OSR operating leases and office rent	€22,725	€15,150	€7,575	€-	€-
OSR- ARLA	150,000	150,000	-	-	-
AGC manufacturing	128,390	87,240	41,150	-	-
Insurance policies	18,091	6,996	11,095	-	-
Total	€319,206	€259,386	€59,820	€-	€-

The commitments with OSR relate to the office rent agreement and the ARLA while the commitments with AGC Biologics (“AGC”) relate to product manufacturing and biologic stability studies on plasmid batches. Insurance on operating leases are related to the non-lease insurance component of the Company’s auto lease agreement, which was entered into in February 2022 and has a term of four (4) years.

The Company has not included future milestones and royalty payments in the table above because the payment obligations under these agreements are contingent upon future events, such as the Company’s achievement of specified milestones or generating product sales, and the amount, timing and likelihood of such payments are unknown and are not yet considered probable.

CMOs and CROs agreements

The Company enters into contracts in the normal course of business with CMOs, CROs and other third parties for exploratory studies, manufacturing, clinical trials, testing, and services (shipments, travel logistics, etc.). These contracts do not contain minimum purchase commitments and, except as discussed below, are cancelable by the Company upon prior written notice. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including non-cancelable obligations of the Company’s vendors or third-party service providers, up to the date of cancellation. These payments are not included in the table above as the amount and timing of such payments are not known.

OSR - San Raffaele Hospital

As part of the ARLA, the Company is obligated to carry out our development activities using qualified and experienced professionals and sufficient level of resources. In particular, consistent with the terms of the Original OSR License Agreement, the ARLA continues to require us to invest (a) at least €5,425,000 with respect to the development of the licensed products, and (b) at least €2,420,000 with respect to the manufacturing of such licensed products (subject to certain adjustments).

The Company incurred €1.6 million and €0.8 million of expenses during the first six months ended June 30, 2023, and June 30, 2022, respectively. The cumulative expense to date is €8.2 million, therefore there is no residual commitment for the Company at June 30, 2023.

The Company has agreed to pay OSR royalties for 4% of the net sales of each licensed product. The royalty may be reduced upon the introduction of generic competition or patent stacking, but in no event would the royalty be less than half of what it would have otherwise been, but for the generic competition or patent stacking. The Company also agreed to pay OSR a royalty of the Company’s net sublicensing income for each licensed product and to pay OSR certain milestone payments upon the achievement of certain milestone events, such as the initiation of different phases of clinical trials of a licensed product, market authorization application (“MAA”) approval by a major market country, MAA approval in the United States, the first commercial sale of a licensed product in the United States and certain EU countries, and achievement of certain net sales levels.

No events have occurred or have been achieved (and none are considered probable) to trigger any contingent payments under the ARLA during the six months ended June 30, 2023. For information relating to the contingency payments or future milestones for these indications, please refer to Note 13 - Commitments and Contingencies.

AGC Biologics (formerly MolMed)

The AGC agreement is non-cancelable, except in the case of breach of contract, and includes a potential milestone of €0.3 million if a phase 3 study is approved by the relevant authority, as well as potential royalty fees between 0.5% and 1.0% depending on the volume of annual net sales of the first commercial and named patient sale of the product. In the AGC Agreement, the Company entrusts AGC with certain development activities that will allow the Company to carry out activities related to its clinical research and manufacturing. The AGC agreement also includes a technology transfer fee of €0.5 million related to the transfer of the manufacturing know-how and €1.0 million related to the marketability approval by regulatory authorities. The agreement is a “pay-as-you-go” type arrangement with all services expensed in the period the services were performed.

In December 2021, the Company entered into Side Letter to the Framework Service Agreement with ACG Biologics to perform the manufacture of one (1) additional GMP batch of 24L INFa LV vector (TIA-126 LV- the “LVV Batch”), in connection with the Study TEM-GBM001, completed in the first six months ended June 30, 2022, for a total amount of €311,280.

In March 2022, the Company entered into Side Letter to the Framework Service Agreement with ACG Biologics to perform the manufacture of one (1) additional GMP batch of 24L INFa LV vector (TIA-126 LV) completed in November 2022, for €311,280.

In October 2022, the Company entered into Side Letter to the Master Service Agreement dated March 6, 2019 to negotiate a technology transfer agreement regarding the transfer and implementation of the manufacturing process in the AGC facility located in Bresso, Italy, including timeline, budget and the technology transfer protocol (the “Tech Transfer”) and AGC agreed with the Company to procure raw materials to be use under the Tech Transfer.

In December 2022, the Company signed respectively: (i) the Amendment No. 1 to the Master Service Agreement dated March 6, 2019 mainly to update the definition of raw materials; and (ii) a Process Transfer Agreement to agree on producing the raw materials necessary for the performance of the services related to the Tech Transfer for a total commitment of €405,000 for raw materials, € 40,500 for handling and €24,000 for the stability timepoints. At June 30, 2023, the Company was committed to pay a total of €62,190 relating to activities that are expected to be realized in less than 1 year.

In January 2023, the Company entered into a new Development and Manufacturing Service Agreement providing the framework under which AGC will provide services pursuant to one or more work statements to be entered into from time to time during the agreement term.

In February 2023, the Company entered into work statements Nos. 1 and 2 to produce LVV for ex-vivo application (TIA-126-LV) for an estimated amount, including raw material and third party costs, of approximately €0.7 million and €1.5 million respectively.

Operating lease - office rent

On January 1, 2020, the Company began a six-year non-cancelable lease agreement for office space with OSR. Withdrawal is allowed from the fourth year with a notice of 12 months. Since the annual rent amounts to €15,150, at June 30, 2023, outstanding minimum payments amount to €22,725 until December 2024.

Finance lease

On February 11, 2022, the Company entered a four (4) year auto lease. This lease has been recognized as a finance lease. The automobile underling the lease agreement is fully covered by insurance policies for the duration of the lease agreement, for a total amount of €27,985. This insurance policy is considered a non-lease component, since it represents services provided separately from the auto lease agreement. Therefore, it is accounted for in insurance expense in the Consolidated Statement of Operations and Comprehensive Loss when occurred. At June 30, 2023, the outstanding payments for insurance expenses related to the automobile under lease amounted to approximately €18,000.

Legal proceedings

The Company is not currently party to any material legal proceedings. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of ASC 450, Contingencies. The Company was notified by Theravectys of the possible infringement by the Company of Theravectys’ exclusive license to patents no. EP 1071804, EP 1224314, and EP 1222300 granted from the owner of the patents Institut Pasteur. Each of these patents is now expired, having each reached the end of its patent term on April 23, 2019 for EP 1071804 and October 10, 2020 for EP 1224314, and EP 1222300. The Company considered the situation and determined that the likelihood of a material adverse effect on its business is remote. To date, the Company has not engaged in any such discussions with Theravectys nor has the Company received any further communication from Theravectys. The Company expenses, as incurred, the costs related to its legal proceedings, if any.

14. Subsequent events.

OSR Sponsor Research Agreement

On August 1, 2023, the Company entered into a Sponsored Research Agreement (“CP1 SRA”), which was contemplated under the ARLA, pursuant to which the Company will fund feasibility studies for certain gene therapy products consisting of any lentiviral vectors regulated by miR126 and/or miR130 and/or other miRs with the same expression pattern as miR126 and miR130 in hematopoietic cells for the expression of IFN under the control of a Tie2 promoter, in combination with any immunotherapy (“Candidate Products 1”), along with three additional research projects, to be conducted at OSR. If OSR determines that additional funds are needed, OSR will inform the Company and provide an estimate for completing the research. In August 2023, the Company paid the first tranche under the CP1 SRA in the amount of €200,000.

During the period from the date of execution from the CP1 SRA until six months from the last report delivered to the Company under the CP1 SRA (the “CP1 Option Period”), the Company has the exclusive option to include certain intellectual property related to Candidate Products 1 and Candidate Products 1 as part of the licensed patents and licensed products under the ARLA. To exercise this option, the Company must pay an option exercise fee. The Company also has the right to extend the CP1 Option Period twice for additional 24-month periods. The extension requires payment of an extension fee for each 24-month extension.

Amendment to OSR Amended and Restated License Agreement

On September 28, 2023, the Company and OSR entered into an amendment to the ARLA, whereby the Company and OSR agreed that the Company had fulfilled the obligations as set forth in the ARLA specific to Candidate Products 1 pursuant to the CP1 SRA. Furthermore, the amendment provides that the Company and OSR have no further obligations to negotiate and execute a sponsored research agreement for the performance of feasibility studies related to certain gene therapy products consisting of any lentiviral vectors regulated by miR126 and/or miR130 and/or other miRs with the same expression pattern as miR126 and miR130 in hematopoietic cells for the expression of cytokines and their variants (other than IFN or in addition to IFN) under the control of a Tie2 promoter, either alone or in combination with any immunotherapy (“Candidate Products 2”). Notwithstanding the removal of the obligation to enter into a sponsor research agreement with regards to Candidate Products 2, OSR granted the Company an exclusive option, to be exercised by sending written notice to OSR on or before September 30, 2025, to include certain intellectual property related to Candidate Products 2 and Candidate Products 2 as part of the licensed patents and licensed products under the ARLA. The option fee and the Company’s fee to extend the option period, if necessary, remain consistent with the prior fees to those costs reflected in the ARLA specific to Candidate Products 2. OSR will also have the right to prepare, file and prosecute patents and patent applications with respect to the results of Candidate Products 2. The amendment provides that the costs of the foregoing activities will be borne by the Company.